July 26, 2012

Mr. Stephen Krikorian

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Giant Interactive Group Inc.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed June 17, 2011
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 23, 2012
File No. 001-33759

Dear Mr. Krikorian:

On behalf of Giant Interactive Group Inc. (“Giant” or the “Company”), set forth below are our responses to your comment letter dated July 12, 2012 (the “Comment Letter”) with respect to the Company’s Form 20-Fs referenced above filed with the Securities and Exchange Commission (the “Commission”).

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by the Company’s corresponding response. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the 2010 Form 20-F and 2011 Form 20-F, respectively. Giant will file an amended Form 20-F for the year ended December 31, 2011 (“Form 20-F/A”) immediately after the Staff accepts the Company’s responses to the Comment Letter and confirms that the Staff has no further comments.

The Company responds to the Comment Letter as follows:

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 3. Key Information

D. Risk Factors, page 6

1.	We note that as of December 31, 2011, it appears that you have approximately $111 million invested in real estate projects (Resources SZITIC Trust Co., Ltd and Zhonghang WanKe Co.). Please revise your risk disclosures to provide a discussion of the nature of these projects and the related risks.

In response to the Staff’s comment, the Company will revise the disclosure on pages 13 and 14 of its Form 20-F/A, as follows:

“We are an online game company, and therefore our experience with investment activities is limited.

Response Letter to SEC Comments
July 26, 2012

We explore selected investment opportunities that may have strategic value to us or that are purely financial in nature, with the primary objective of providing us with a more favorable rate of return than that customary of ordinary bank deposits.

For example, as of December 31, 2010 and 2011, we had certain short-term and long-term held-to-maturity investments, amounting to RMB1,850.0 million and RMB700.0 million (US$111.2 million), respectively. In order to derive higher investment returns for the Company, we invested RMB100.0 million (US$15.9 million) in a trust arrangement with China Resources SZITIC Trust Co., Ltd. in May 2011 who in turn invested in certain real estate development projects in Ningbo and Chengdu. Similarly, in November 2011, we entered into a trust arrangement with China Railway Trust Co., Ltd., an affiliate of state owned China Railway Group Limited, to invest RMB 600.0 million, (US$95.3 million), which was used to fund a short-term loan provided to Zhonghang Wanke Co., Ltd. (“Zhonghang Wanke”), a large commercial and residential real estate development company located in the P.R.C. Although our held-to-maturity investment contracts are secured or wholly guaranteed by a reputable financial institution, a credit-worthy company, or by the properties of the underlying investment projects, any default by the trust companies or the borrowers under these trust arrangements, or any deterioration in the financial condition of the secured collateral or these financial institution or project companies could cause significant loss to us and have a material adverse effect on our financial condition and results of operations.

In addition, we have made certain equity investments. In April 2011, we committed to investing RMB30.0 million (US$4.8 million) in Beijing Innovation Work Investment Center (LP), an early-stage internet and technology company investment fund operating throughout China, which is led by Mr. Kai-Fu Lee. Out of the RMB30.0 million commitment, RMB9.0 million had been invested by the end of 2011. In September 2011, we invested US$50.0 million in the Yunfeng e-Commerce Funds (the “Yunfeng Fund”) for the purpose of purchasing shares of the Alibaba Group Holding Limited (the “Alibaba Group”), China’s leading e-commerce company, that became available as part of the employee liquidity program offered by Alibaba Group to its employees. The Yunfeng Fund has a term of ten years, which may be extended for additional successive one-year periods up to a maximum of two years, and may be further extended upon the written election or vote of a majority in interest of the limited partners. The Yunfeng Fund purchased ordinary shares of the Alibaba Group at a price per share of US$13.50. The Company’s interests in the Alibaba Group are held indirectly through its partnership interests in the Yunfeng Fund and subject to transfer restrictions, including a lockup period until December 31, 2012. If (i) the Company transfers its partnership interest in the Yunfeng Fund; (ii) the Yunfeng Fund sells its shares of the Alibaba Group; or (iii) the Alibaba Group makes an initial public offering of its shares, in each case, at a price per share of the Alibaba Group that is significantly less than the price per share paid by the Yunfeng Fund, the Company could recognize a significant loss and its financial condition and results of operations could be materially and adversely affected.

Response Letter to SEC Comments
July 26, 2012

These investments are made in contemplation that the underlying businesses obtain and/or sustain continued business growth, eventually go public or be acquired, which there are no guarantees of occurring, if at all. In addition, some of these equity investments may only provide limited exits to us and therefore our investments may be illiquid until their respective maturity, or potentially until a liquidity event occurs with respect to the underlying companies that we hold indirect interest in.

Although these equity investments may offer us potentially higher returns, these returns are not guaranteed and as such, we may not be able to achieve an adequate rate of return and may suffer losses on our investments. If we experience significant losses in connection with our investment activities, our financial condition and results of operations may be materially and adversely affected.”

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Overview, page 53

2.	We refer to your response to prior comment 4 issued in our letter dated September 23, 2011. Consider expanding your overview to provide a more detailed discussion of any known trends, uncertainties, demands, commitments or events that may affect your operations and growth strategy. By way of example, you should consider discussing in greater detail your efforts to create a best-selling web game as well as your exploration of growth opportunities in the mobile game sector as discussed in your-fourth quarter earnings and fiscal year 2011 call.

In response to the Staff’s comment, the Company will revise the disclosure on pages 53 and 54 of its Form 20-F/A, as follows:

“We are a leading online game developer and operator in China in terms of market share. We focus on massively multiplayer online role playing games, or MMORPGs, which are played through networked game servers on which tens of thousands of players are able to simultaneously connect and interact.

We commercially launched our first internally-developed MMORPG game, ZT Online, in January 2006. We currently operate eleven online games, among which nine are self-developed, including the five games in the ZT Online franchise.

We offer virtual items and services available for in-game purchase in our free-to-play games. Players of our games can obtain virtual items and services by using game points purchased through our distribution network in the form of physical or virtual prepaid game cards or directly on our game website.

Response Letter to SEC Comments
July 26, 2012

In addition to our historical success with internally developed games, we began to expand our game pipeline by licensing games from third party developers. In December 2009 and January 2010, respectively, we acquired the exclusive operation licenses for Elsword, a 3D Casual MMO, and Allods Online, a 3D MMORPG in China. Elsword was commercially launched in the fourth quarter of 2011 while Allods Online is expected to be launched later in 2012.

While we expect the MMORPG segment of China’s online game industry to continue to grow, we nonetheless intend to develop additional games in other game segments such as webgame and mobile games. According to statistics released by GAPP in December 2011, game revenue generated in 2011 from webgames and mobile games were RMB5.54 billion (US$880 million) and RMB1.7 billion (US$270 million), respectively, which experienced year-over-year growth of approximately 32.4% and 86.8%, respectively. We believe webgames and mobile games will continue to enjoy a higher growth rate than MMORPG in the near future. As one of our key growth strategies for 2012, our webgame development is on track with six projects currently in production. These projects span various genres including an action role playing game based on the Three Kingdoms era, an action role playing game based on the core gameplay and features of the ZT Online franchise, an advanced 3D game using the Unity engine designed for international markets, a strategy game leveraging our experience from developing The Golden Land, and two casual games suitable for publication on social network platforms. These projects are expected to enter various stages of testing during the second half of 2012, with launches beginning then and in 2013. In addition, we began to explore growth and investment opportunities, recruit talents and seek domestic cooperation opportunities with game developers in the mobile game sector in 2011 and envision a cross platform strategy to enable our users to play our games on personal computers, tablets and mobile phones.

Although substantially all of our revenues are generated through our own game operations in China, we have begun to derive revenues from licensing our games to third party operators in other territories including Southeast Asia, Japan, South Korea, Brazil, North America, Europe, Russia and other Russian speaking territories since 2006.

In 2009, 2010 and 2011, our net revenues were RMB1,303.8 million, RMB1,332.8 million and RMB1,792.2 million (US$284.8 million), respectively. Our net income for the same years was RMB859.0 million, RMB807.6 million and RMB906.4 million (US$144.0 million), respectively. As of December 31, 2010 and December 31, 2011, deferred revenues and advances from distributors totaled RMB518.3 million and RMB611.5 million (US$97.2 million), respectively. Deferred revenues and advances from distributors represent amounts that we have received for sales of our prepaid game cards and game points that have not yet been recognized as net revenues. Our quarterly peak concurrent users for all of the games we operate in China were 1,713,000 and 2,339,000 for 2010 and 2011, respectively. Our quarterly average concurrent users for all of the games we operate in China were 595,000 and 642,000 for 2010 and 2011, respectively.”

Response Letter to SEC Comments
July 26, 2012

B. Liquidity and Capital Resources, page 67

3.	We note your disclosure that “as of December 31, 2011, the accrued and unpaid foreign withholding taxes in relation to the undistributed earnings which should be reserved from the cash and cash equivalents and short-term investments of the Company's PRC subsidiaries was in an amount of $23.7 million.” Please clarify whether this amount has been accrued as of December 31, 2011, or would be accrued if dividends were distributed to the Company’s offshore holding companies. Further, please reconcile this statement with your disclosure on page F-48 that the amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable. Please revise your disclosures accordingly.

The Company respectfully advises the Staff that the unpaid foreign withholding taxes of $23.7 million has been accrued as of December 31, 2011. This represents the withholding taxes related to the portion of the Company’s PRC subsidiaries’ undistributed earnings accumulated prior to December 31, 2010. The Company expects to distribute its PRC subsidiaries’ undistributed earnings accumulated before December 31, 2010 in the form of dividends in the near future and has accordingly accrued related withholding taxes. For its PRC subsidiaries’ earnings after December 31, 2010, the Company intends to permanently reinvest them to finance its future operations. Therefore, the amount of unrecognized deferred tax liabilities in 2011 and onwards related to the Company’s investment in its PRC subsidiaries is not determined because such a determination is not practicable.

The Company will revise its disclosure on page 67 of its Form 20-F/A, as follows:

“As of December 31, 2011, total amount of cash and cash equivalents and short-term investments held by our PRC subsidiaries that will be made available for distribution to our offshore holding companies as dividends was US$236.6 million. If additional dividends were declared and distributed to our offshore holding companies by our PRC subsidiaries, our PRC subsidiaries would be subject to withholding tax under the PRC tax laws. For example, as of December 31, 2011, the accrued and unpaid foreign withholding taxes in relation to the undistributed earnings was US$23.7 million, which represents the withholding taxes related to the portion of our foreign subsidiaries’ undistributed earnings of US$236.6 million accumulated prior to December 31, 2010 that are expected to be distributed in the form of dividends in the near future. For our foreign subsidiaries’ earnings after December 31, 2010, we intend to permanently reinvest them to finance our future operations.”

Audited Consolidated Financial Statements as of December 31, 2010 and 2011

Notes to the Consolidated Financial Statements

Response Letter to SEC Comments
July 26, 2012

2. Summary of Significant Accounting Policies

2) Consolidation

Exclusive Technical Consulting and Service Agreement, page F-12

4.	We note your disclosure that the Exclusive Technical Consulting and Service Agreement is for a term of 10 years. Please revise your disclosures to indicate what the specific termination date is. Further, we note your disclosure that “If Giant Network terminates such agreement subject to a six-month prior written consent from Zhengtu Information; however, Zhengtu Information is entitled to terminate all relevant agreements under the VIE agreements and to demand Giant Network to pay a fixed-amount penalty equivalent to RMB20,000,000 in addition to the actual losses.” Please clarify these statements. That is, please clarify whether the only circumstance under which Giant Network can terminate such agreements is by receiving a written consent from Zhengtu, and by paying a penalty equivalent of RMB20,000,000. Also, please clarify the circumstances under which Zhengtu Information is entitled to terminate all relevant agreements under the VIE arrangement. Please revise your disclosures accordingly.

In response to the Staff’s comment, the Company will revise its disclosure on page F-12 of its Form 20-F/A, as follows:

“Exclusive Technical Consulting and Service Agreement

Pursuant to the Exclusive Technical Consulting and Service Agreement between Zhengtu Information and Giant Network, Zhengtu Information is to provide exclusive technical and consulting services in return for fees computed based on the total operating expenses incurred by Zhengtu Information and Giant Network plus a reasonable markup, which is also adjustable at the sole discretion of Zhengtu Information. The initial term of this agreement is expected to expire on September 6, 2016 and is renewable at the sole discretion of Zhengtu Information. Pursuant to this agreement, in the event that either party to this agreement (i) breaches its obligations thereunder in full or in part and fails to cure such breach effectively and in a timely manner, which leads to a material damage to the non-breaching party; (ii) materially fails to perform its undertakings under this agreement; or (iii) any of the representations given by such party is untrue, in each case the non-breaching party shall have the right to terminate this agreement. Notwithstanding the above, if Giant Network wishes to terminate this agreement before the expiration of its term, it shall serve a written notice to Zhengtu Information six-months prior to the expiration of the agreement and obtain Zhengtu Information’s consent, and shall be liable for a penalty of RMB20,000,000 and compensate Zhengtu Information for all its losses resulting from such early termination.

Response Letter to SEC Comments
July 26, 2012

During the years ended December 31, 2009, 2010 and 2011, total fees charged under the agreements above totaled approximately RMB989,000,000, RMB1,135,000,000 and RMB1,474,000,000 (US$234,000,000), respectively, which represented substantially all of Giant Network’s operating profits for the years presented.”

Purchase Option and Cooperation Agreement, page F-13

5.	We note that pursuant to the Purchase Option and Cooperation Agreement, Mr. Yuzhu Shi has the power to appoint and select directors, general managers and other senior management of Giant Network. Once directors or senior management have been appointed, tell us whether they have the power to direct the activities of the VIE that most significantly impact the entity’s economic performance without your consent or by nonrenewal or termination of significant contracts. That is, explain how the Company can control the actions of these members subsequent to being placed in their respective positions.

The Company respectfully advises the Staff that as Mr. Yuzhu Shi is the controlling shareholder of Giant Network, and considering that each of the shareholders of Giant Network has executed an irrevocable power of attorney to Mr. Shi for Mr. Shi to exercise their shareholders’ rights, Mr. Shi has the right to monitor and direct the activities of the directors and senior management of Giant Network after their appointment. In the event that the directors or senior management do not follow Mr. Shi’s direction, Mr. Shi has the power to remove such directors or senior management. This is also further enforced by Giant Network’s contractual obligation in the Purchase Option and Cooperation Agreement where Giant Network (including its management) is not allowed to make decisions that most significantly affect Giant Network’s economic performance or terminate the significant agreements in place nor enter into new agreements that affect the proper execution of these current significant agreements without the consent of Mr. Yuzhu Shi.

6.	We note your response to comment 3 of our letter dated January 6, 2012 that you will include revised disclosure in your future filings on Form 20-F that the restructuring of your organization structure in order to comply with new PRC laws and regulations may cause the Company to lose control of its VIE, resulting its deconsolidation. However, it does not appear that you have included this disclosure in your 20-F for the year ended December 31, 2011. Please revise your disclosures accordingly.

In response to the Staff’s comment, the Company will revise its disclosure in the last paragraph of “Note 2, Summary of Significant Accounting Policies – 2) Consolidation” of its Consolidated Financial Statements on page F-14 of its Form 20-F/A, as follows:

Response Letter to SEC Comments
July 26, 2012

“However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that the PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with Giant Network, through Zhengtu Information, are prospectively found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the new PRC laws and regulations. The restructuring of its organization structure to comply with new PRC laws and regulations may cause the Company to lose control of its VIE, thus resulting in its deconsolidation. In the opinion of management and the Company’s PRC counsel, the likelihood of such events provoking deconsolidation in respect of the Company’s current ownership structure or the contractual arrangements with Giant Network is remote based on current facts and circumstances.”

3. Short term investments, page F-35

7.	Please revise your disclosures to provide a discussion of the nature of your investment in the real estate project of Zhonghang Wanke Co., including the general character of the property and location, in order for readers to better assess the risks associated with this investment. Further, please tell us what consideration you gave to providing the financial information required by Rule 3-14 of Regulation S-X, and Staff Accounting Bulletins No. 71 and 71A.

In response to the Staff’s comment, the Company will revise the disclosure on page F-36 of its Form 20-F/A, as follows:

“During November 2011, the Company made an investment in China Railway Trust (“the Trust”), an affiliate of state owned China Railway Group Limited, of RMB 600,000,000, (US$95,330,399) which was used to fund a short-term loan provided from the Trust to Zhonghang Wanke Co., Ltd. (“Zhonghang Wanke”), a large scale commercial and residential real estate development company with operations throughout the P.R.C., with an annual interest rate of 13% and a maturity term of one year. This short-term investment is in a real estate project of Zhonghang Wanke, which excluding management fees charged by the Trust, is expected to yield a net return to the Company of 9.1%. The principal and interest of the investment loan are collateralized by a certain land use right and any associated construction-in-progress. The Company has accounted for this investment loan as a short-term held-to-maturity investment in accordance with ASC 320-10 at its amortized cost. There was no impairment indicators associated with this held-to-maturity investment at December 31, 2011.”

With respect to the risks associated with this investment, the Company will revise relevant risk factor disclosures in its Form 20-F/A. Please refer to the Company’s response to the Staff’s comment 1 above for more details.

Response Letter to SEC Comments
July 26, 2012

In addition, as requested by the Staff, the Company has also carefully considered the application of Rule 3-14 of Regulation S-X and SAB No.71 and 71A (“the provisions”) as it pertains to its short-term held-to-maturity investment as described above, and respectfully believes that its investment as described above doesn’t trigger the requirement to apply these provisions because the Company:

•	is not in the business of operating or investing in real estate properties but merely had excess cash that it decided to invest in a trust that provides a more reasonable return for the Company and its stakeholders;
•	did not make this short-term investment for the purpose of (nor did or does the Company propose to) acquiring and operating the real estate property in return for participation in the real estate project’s expected residual returns, nor does the Company have a contractual right to acquire such a real estate operation;
•	believes the characteristics of its short-term investment and associated net estimated 1 year return of 9.1% does not indicate that the Company has the same risks and potential rewards as Zhonghang Wanke does; and
•	has not agreed and will not ever agree to provide all or substantially all the necessary funds to either acquire or finance Zhonghang Wanke’s project.

5. Prepayments and Other Current Assets, page F-37

8.	We note your disclosure that the Group had a receivable due from the shareholder of Huayi Giant Information amounting to $4.5 million due to the disposition of Huayi Giant Information in 2010. We further note your response to comment number 17 of our letter dated September 23, 2011 that this receivable was expected to be received within twelve months from the date of sale. Please tell us if this receivable has been received. If not, please tell how you have considered this factor in your assertion that receipt is probable.

In response to the Staff’s comment, the Company respectfully advises the Staff that the receivable due from the shareholder of Huayi Giant Information amounting to US$4.5 million was received on April 27, 2012.

9. Investment in Equity Investees, page F-39

9.	Please revise your disclosures to provide a discussion of the nature of the Yunfeng Fund, including the business activities and economic characteristics of the entities that comprise the Fund, and the risks associated with this investment.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has provided revised risk factor disclosure in response to Comment No.1 as it pertains to risks associated with this investment and will revise its disclosure on page F-40 of its Form 20-F/A as it pertains to Staff’s other disclosure requests, as follows:

Response Letter to SEC Comments
July 26, 2012

“In September 2011, the Company invested an aggregate amount of US$50 million as a limited partner in Yunfeng Fund, for the purpose of purchasing shares of Alibaba Group Holdings Limited (the “Alibaba Group”), China’s leading e-commerce company. Yunfeng Fund has purchased ordinary shares of the Alibaba Group at a price per share of US$13.50. The term of the Yunfeng Fund is 10 years, which may be extended for additional successive one-year periods up to a maximum of two years, and may be further extended upon the written election or vote of a majority in interest of the limited partners.

Given that the Company holds more than three percent interest in Yunfeng Fund and the significance of this investment, the investment is accounted for under the equity method as prescribed in ASC323-10. As of and for the year ended December 31, 2011, the total assets, liabilities and operating loss of Yunfeng fund were RMB3,051,110,433 (US$484,772,626), RMB89,687,234 (US$14,249,866) and RMB63,008,814 (US$10,011,092), respectively.”

10.	We note your disclosure that there were no impairment indicators associated with your investment in equity investees as of December 31, 2010 and 2011. However, we note that you incurred losses for four of these investments for the year ended December 31, 2011. We further note that you had a loss from your equity investees for the three months ended March 31, 2012. Please tell us why you do not consider these losses to be an impairment indicator. We refer you to ASC 323-10-35-31 through 32.

The Company respectfully advises the Staff that all of its RMB648,000 (US$98,000) in losses from the Company’s equity method investees for the year ended December 31, 2010 was derived from its investment in Tonghua. For the year ended December 31, 2011, approximately 80% of the losses from the Company’s equity method investees came from its share of investment losses in Yungfeng Fund (the “Fund”), which represents the Company’s share of structuring fees incurred in connection with the establishment of the Fund. Given that such structuring fees are non-recurring in nature and the Company estimates the market capitalization of Alibaba Group will be approximately $35 billion when Alibaba Group goes public in the future, the Company believes that the losses in the value of the Fund for the year ended December 31, 2011 is not an indicator of impairment, nor does the Company believe that this is representative of the future performance of the fund. For the other three equity investees, including Tonghua and two companies that were previously members of the consolidated group but became the Company’s equity investees due to ownership changes during fiscal year 2011, the Company considered factors in its impairment assessment such as (i) its intent and ability to hold the investment long-term; and (ii) each respective equity investees’ discounted cash flow analysis supporting the long-term recoverability of the investment (inclusive of losses recorded in the three months ended March 31, 2012), which was approximately RMB7.4 million (US$1.2 million) in the aggregate as of December 31, 2011. As such, the Company assessed these losses relating to its equity investees and concluded that an other-than-temporary impairment of the investments had not occurred.

Response Letter to SEC Comments
July 26, 2012

13.Held To Maturity Securities, page F-43

11.	Please tell us what consideration you have given to disclosing the fair value of both your short term and long term Held-To-Maturity securities. We refer you to ASC 320-10-50-5.

The Company respectfully advises the Staff that it has disclosed within “Note 2, Summary of Significant Accounting Policies – 13) Fair value of financial instruments,” of its Consolidated Financial Statements on page F-22 that the carrying values of the short-term investments approximate their fair values due to the short-term maturity of these investments, but acknowledges it could and will be more transparent in meeting ASC 320-10-50-5’s disclosure objectives within each respective footnote.

The Company also had considered the carrying value of its long-term Held-to-Maturity securities, such that they approximated their fair value at December 31, 2011 as there were no events or changes in circumstances having occurred that might have a significant effect on the value of the securities since the investment was initially made in May 2011. The Company will perform a valuation of its Held-to-Maturity securities, when impairment indicators are present or at minimum as at December 31, 2012, and disclose the valuation technique, related assumptions and the estimated fair value derived in its 2012 Form 20-F. The Company proposes to include the following disclosure of its estimated fair value of its long-term Held-to-Maturity securities in Note 13 of its Consolidated Financial Statements on page F-43 in the Form 20-F/A as follows:

“During the second quarter of 2011, the Company invested RMB100,000,000 (US$15,888,400) in Resources SZITIC Trust Co., Ltd. (“CR Trust”) with an expected fixed yield of 3% and a variable yield (net) ranging from 14% to 19% per year. The term of the CR Trust is five years with an option for the beneficiaries to redeem after the end of three years from the date of establishment. Such option is not exercisable by the beneficiaries when the trust has previously distributed principal amounts of more than 60% of the total initial trust fund at establishment. The investment is guaranteed by China Yin Tai Holding Co., Ltd.. Management has accounted for this investment as a held-to-maturity security in accordance with ASC 320-10 at amortized cost. The estimated fair value of the investment as at December 31, 2011, approximates its carrying value as there were no impairment indicators present, events or changes in circumstances having occurred or are expected to occur, since the inception of the Company’s investment in CR Trust, that would have an adverse effect on the underlying value of the investment.”

15. Non-Controlling Interest, page F-44

Response Letter to SEC Comments
July 26, 2012

12.	Tell us and disclose your policy for attributing net income and comprehensive income or loss to the parent and the non-controlling interest. We refer you to ASC 810-10-45-20. Please explain why no items presented in accumulated comprehensive income as presented on page F-7 are attributed to the non-controlling interest.

The Company respectfully advises the Staff that none of the items presented in accumulated other comprehensive income on page F-7 were attributed to non-controlling interests as the transactions that give rise to such accumulated other comprehensive income are entered into by entities that are wholly owned subsidiaries of the Company.

The Company will include the additional disclosure within its accounting policy, Note 2, Summary of Significant Accounting Policies – 2) Consolidation of its Consolidated Financial Statements on page F-11 in the Form 20-F/A, as follows:

“The attribution of net income and other comprehensive income or loss items, if any, are allocable to the Company and its non-controlling interests based on their respective ownership percentages of the entities to which these underlying items are derived from.”

17. Income Tax Expenses, page F-45

13.	Please clarify what the line item “deferred tax benefits on future tax rate difference” represents in your reconciliation of the differences between the statutory tax rate and the effective tax rate for CIT, and why this reduces your current year tax provision. Further, please clarify why you do not consider this a tax holiday. Please clarify your disclosures accordingly.

The Company respectfully advises the Staff that the line item “deferred tax benefits on future tax rate difference” and the resulting reduction in current year tax provision, represents the increase of deferred tax assets recognized by Giant Network, which was not the result of a tax holiday, but due to the impact of the change in the future enacted tax rate from 15% to 25% as a result of not renewing Giant Network’s high and new technology enterprise (“HNTE”) status during 2011.

Concurrently, during 2011, Giant Network entered into two technical service contracts with Jujia Network and Juhuo Network, subsidiaries of the Company, to enable them to absorb the residual profit of Giant Network, where both Jujia Network and Juhuo Network have preferential tax rates, of 2 years tax exempt and 3 years at 12.5%, respectively.

The Company will revise its disclosure in Note 13 of its Consolidated Financial Statements on page F-47 in the Form 20-F/A to clarify that this reconciling item is a result of the change in HNTE status of Giant Network and not the result of a tax holiday, as follows:

Response Letter to SEC Comments
July 26, 2012

“Deferred tax benefits on future tax rate difference relates to the increase of deferred tax assets recognized by Giant Network as a result of the impact of the change in the future enacted tax rate from 15% to 25% from the non-renewal of Giant Network’s HNTE status in 2011.”

14.	We note your response to prior comment 18 of our letter dated September 23, 2011 that you would disclose the amount of undistributed earnings that would subject to withholding taxes upon distribution in future filings of Form 20-F. However, it does not appear that you have provided this information. Please revise your disclosures.

In response to the Staff’s comment, the Company will revise the disclosure on page F-45 of its Form 20-F/A, as follows:

“As of December 31, 2011, the amount of undistributed earnings of the Group’s PRC subsidiaries, which would be subject to withholding taxes to the extent dividends were declared and distributed by the Company’s foreign invested enterprises to their respective immediate holding companies that reside outside of China, was RMB2,602,737,384 (US$413,533,323).”

* * * * *

Response Letter to SEC Comments
July 26, 2012

If you have any questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact me at +86-21-2307-7091 or send me an email at pku@omm.com, or Vincent Lin at +86-21-2307-7068 or send him an email at vlin@omm.com.

Sincerely,

Portia Ku
of O’Melveny & Myers LLP

Enclosures

cc:	Mr. Yuzhu Shi
Ms. Jazy Zhang
(Giant Interactive Group Inc.)

Mr. Lawrence Lau
Mr. George Chan
(Ernst & Young Hua Ming)